Mail Stop 4561

February 10, 2009

Mr. John E. Farr
President and Chief Executive Officer
Pervasive Software Inc.
12365 Riata Trace Parkway, Bldg. B
Austin, TX 78727

      Re: **Pervasive Software Inc.**
              Form 10-K For Fiscal Year Ended June 30, 2008
              Forms 8-K Filed on July 22, 2008, October 2, 2008 and
                    October 21, 2008
              Definitive Proxy Statement on Schedule 14A Filed October 8, 2008
              File No.000-23043

Dear Mr. Farr:

      We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

                                   Sincerely,

                                   Stephen G. Krikorian
                                   Accounting Branch Chief